Exhibit 1



                    Restructuring and Investment Agreement,

                            dated October 8, 2002,

 by and among Song Networks Holding AB, Song Networks N.V., Vattenfall AB,
    Stena Adactum AB, Arrowhead AB and the Participating Bondholders, relating to the reorganization of the capital structure of Song Networks
                       Holding AB and Song Networks N.V.

                                                               EXECUTION COPY








                    RESTRUCTURING AND INVESTMENT AGREEMENT



                                   REGARDING



                                      THE

                           SONG NETWORKS HOLDING AB

                                     GROUP





                                  DATED AS OF

                                8 OCTOBER 2002

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

                               TABLE OF CONTENTS

ARTICLE 1 THE BOND EXCHANGE..........................................................................2

Section 1.1       The Bond Exchange..................................................................2

Section 1.2       Participating Bondholder Support...................................................3

Section 1.3       Bond Exchange Documentation and Timetable..........................................3

Section 1.4       Liquidation of Song NV.............................................................4

ARTICLE 2 THE EQUITY INVESTMENT......................................................................4

Section 2.1       The Equity Investment..............................................................4

Section 2.2       Subscription Price.................................................................5

Section 2.3       Closing and Issuance of Ordinary Shares............................................5

ARTICLE 3 THE RIGHTS OFFERING........................................................................5

Section 3.1       The Rights Offering................................................................5

Section 3.2       Rights Offering Procedures.........................................................6

Section 3.3       Ownership upon Completion of Rights Offering.......................................6

ARTICLE 4 THE CONVERTIBLE NOTES ISSUANCE.............................................................6

Section 4.1       The Convertible Notes Issuance.....................................................6

Section 4.2       Convertible Notes Offering Procedures..............................................7

Section 4.3       Ownership upon Conversion of the Convertible Notes.................................7

ARTICLE 5 THE ARROWHEAD ACQUISITION..................................................................7

Section 5.1       The Arrowhead Acquisition..........................................................7

Section 5.2       Closing and Issuance of Ordinary Shares............................................8

ARTICLE 6 CORPORATE GOVERNANCE FOLLOWING THE CLOSING DATE............................................8

Section 6.1       Business Plan......................................................................8

Section 6.2       Arrowhead Integration Committee....................................................8

Section 6.3       Song AB Board of Directors.........................................................9

Section 6.4       Incentive Program..................................................................9

ARTICLE 7 CONDUCT OF BUSINESS PENDING THE CLOSING DATE AND THE EFFECTIVE DATE........................9

ARTICLE 8 ADDITIONAL AGREEMENTS.....................................................................11

Section 8.1       Song EGM..........................................................................11

Section 8.2       Post-Closing EGM..................................................................11

Section 8.3       Preparation of Required Documentation.............................................12

Section 8.4       Tax Matters.......................................................................13

Section 8.5       Reverse Stock Split...............................................................13

Section 8.6       Access to Information.............................................................13

Section 8.7       Confidentiality...................................................................13

Section 8.8       Stock Exchange Listings...........................................................14

Section 8.9       Participating Bondholder Support, Forbearance.....................................14

Section 8.10      Cooperation; Reasonable Best Efforts..............................................15

ARTICLE 9 CONDITIONS PRECEDENT......................................................................16

ARTICLE 10 TERMINATION..............................................................................16

Section 10.1      Termination.......................................................................16

Section 10.2      Withdrawal of Equity Investors....................................................17

Section 10.3      Withdrawal of Participating Bondholders...........................................17

Section 10.4      Effect of Termination.............................................................18

Section 10.5      Notice of Termination.............................................................18

ARTICLE 11 MISCELLANEOUS............................................................................18

Section 11.1      Reservation of Rights Reservation of Rights.......................................18

Section 11.2      Several Liability.................................................................19

Section 11.3      Announcements.....................................................................19

Section 11.4      Intercompany Debt.................................................................19

Section 11.5      Entire Agreement..................................................................19

Section 11.6      Amendments and Waivers............................................................19

Section 11.7      Costs.............................................................................20

Section 11.8      No Survival of Representations and Warranties.....................................20

Section 11.9      Third Party Beneficiaries.........................................................21

Section 11.10     Notices...........................................................................21

Section 11.11     Assignments.......................................................................22

Section 11.12     Interpretation....................................................................23

Section 11.13     Severability......................................................................24

Section 11.14     Governing Law and Disputes........................................................24

Section 11.15     Enforcement of Agreement..........................................................25

Section 11.16     Counterparts; Effectiveness.......................................................25


                                  Definitions
                                  -----------

         "Agreement" has the meaning set forth in the Preamble;

         "Akkoord" means a binding composition plan (ontwerp van akkoord) filed in the Dutch Proceedings under sections 252 sqq. of the Netherlands Bankruptcy Act which provides for the exchange of all outstanding Bonds as contemplated in Article 1 and is in the form set forth in Annex C;

         "Arrowhead Acquisition" has the meaning set forth in Article 5;

         "Bondholder Approval" means the approval of at least 75% of the total face value of Locked-Up Bonds held by Participating Bondholders, as sought by, and communicated via, Bondholders' Counsel;

         "Bondholders" means any holder of a Bond or Bonds from time to time;

         "Bondholders' Counsel" shall mean Bingham McCutchen LLP or any successor lead legal counsel to the Participating Bondholders;

         "Bonds" means, collectively, the outstanding Song NV's publicly traded debt securities not owned by Song AB or Song NV of (a) USD 150,000,000
13.0 % Senior Notes due 2009; (b) EUR 100,000,000 13.0 % Senior Notes due 2009; (c) EUR 150,000,000 11 7/8 % Senior Notes due 2009; and (d) EUR
175,000,000 12 3/8 % Senior Notes due 2008; and "Bond" means any one of them;

         "Bond Exchange" means the exchange of Ordinary Shares of Song AB in exchange for Bonds as set forth in Section 1.1;

         "Business Day" means a day (other than a Saturday or a Sunday) on which banks are open for general business in each of London, Stockholm and Amsterdam;

         "Business Plan" means the business plan attached as Annex F;

         "Closing Date" has the meaning set forth in Section 1.3(f);

         "Convertible Notes" means the convertible notes to be issued by Song AB as contemplated by Article 4 hereto;

         "Convertible Notes Offering" has the meaning set forth in
Section 4.1(a);

         "Creditors' Meeting" means the meeting of creditors of Song NV for the purposes of approving the Akkoord in the Dutch Proceedings;

         "Dutch Court" means the District Court of Amsterdam or such other court in the Netherlands having jurisdiction in the Dutch Proceedings;

         "Dutch Proceedings" means any proceedings commenced by Song NV in the Dutch Court under sections 213 sqq. of the Netherlands Bankruptcy Act (Faillissementswet) for a moratorium of payments (surseance van betaling) and relating to an Akkoord for the purpose of implementing the transactions contemplated in this Agreement;

         "Effective Date" has the meaning set forth in Section 5.1;

         "Encumbrance" means any debenture, mortgage, charge, lien, deposit by way of security, bill of sale, lease, hire-purchase, credit-sale or other agreement for payment on deferred terms, option or right of pre-emption or any other encumbrance;

         "Equity Investors" has the meaning set forth in the Recitals;

         "Equity Investment" has the meaning set forth in Article 2;

         "Exchange Shares" has the meaning set forth in Section 1.1(a)(i);

         "Final Sanction" has the meaning set forth in Section 1.1(a);

         "Governmental Entity" shall mean any court, tribunal or administrative, governmental or regulatory body, agency, commission, division, department, public body or other authority, whether supra-national, national or local;

         "Incentive Program" has the meaning set forth in Section 6.4;

         "Initial Sanction" means the sanction decision of the Dutch Court in relation to the Akkoord following the Creditors' Meeting, notwithstanding that an appeal in relation to the Akkoord would still be possible;

         "Locked -Up Bonds" means the Bonds held by a Participating Bondholder as of the date it became a party to this Agreement which are set forth in Annex A;

         "Ordinary Shares" means the Ordinary Shares, nominal value SEK 0.05 per share, of Song AB;

         "Post-Closing EGM" has the meaning set forth in Section 8.2;

         "Preference Shares" means the 341,266,446 Preference Shares, nominal value SEK 0.05 per preference share, each convertible into one Ordinary Share, to be issued to Bondholders pursuant to, and in accordance with, Article 1 hereto;

         "Pre-Restructuring Shareholders" means the shareholders of record of Song AB as at the record date for the Rights Offering which, for the avoidance of doubt, are not intended to include the Participating Bondholders, Vattenfall or Stena;

         "Qualified Investor" means a person that is either (a) an "accredited investor" within the meaning of Rule 501(a) under the US Securities Act of 1933 (the "Securities Act"), (b) not a "US person" within the meaning of Regulation S under the Securities Act or (c) a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act;

         "Resolutions" has the meaning set forth in Section 8.1(a);

         "Restructuring" has the meaning set forth in the Recitals;

         "Restraints" has the meaning set forth in Section 9.1;

         "Restructuring Documents" has the meaning set forth in Section 8.3(a);

         "Reverse Stock Split" means the reverse stock split in respect of the outstanding Ordinary Shares to be implemented pursuant to a Resolution in the form set forth in Annex E-6;

         "Rights Offering" has the meaning set forth in Article 3;

         "Securities Act" has the meaning set forth in Section 3.2 of Annex G;

         "Song Disclosure Schedule" means each of the disclosure schedule relating to the Song Group attached hereto as Schedule 2;

         "Song EGM" has the meaning set forth in Section 8.1;

         "Song Group" means the group of companies of which Song AB is the ultimate parent;

         "Song Shareholder Approval" has the meaning set forth in Section 8.1;

         "Stock Options" means the stock option programs for the Song Group in effect as of the date of this Agreement set forth in Schedule 4;

         "Stock Purchase Agreement" has the meaning set forth in Section 5.1(a);

         "Subscription Price" has the meaning set forth in Section 2.2;

         "Subsidiaries" means the subsidiaries of Song AB or Song NV, as set forth in Schedule 2;

         "Taxes" means any income tax, corporation tax, capital gains tax, transfer tax, value added tax, sales tax, capital duty tax, withholding tax, stamp duty, social security fees and all other forms of taxes, excise or fees and all penalties, charges and interest relating to any of the foregoing;

         "total outstanding share capital of Song AB" means the total number of Ordinary Shares of Song AB on a fully diluted basis, not including any Ordinary Shares subject to the Stock Options; and

         "Tax Rulings" has the meaning as set forth in Section 8.4.


                    RESTRUCTURING AND INVESTMENT AGREEMENT

THIS RESTRUCTURING AND INVESTMENT AGREEMENT (this "Agreement"), dated as of 8 October 2002, is entered into by and among:

         1. Song Networks Holding AB, a company organized under the laws of the Kingdom of Sweden, with registration number 556512-7031 ("Song AB");

         2. Song Networks N.V., a company organized under the laws of The Netherlands, with registration number 24292701 ("Song NV");

         3. Vattenfall AB, a company organized under the laws of The Kingdom of Sweden, with registration number 556036-2138 ("Vattenfall");

         4. Stena Adactum AB, a company organized under the laws of The Kingdom of Sweden, with registration number 556627-8155 ("Stena" and, together with Vattenfall, the "Equity Investors");

         5. Arrowhead AB, a company organized under the laws of the Kingdom of Sweden, with registration number 556528-4816 and a wholly-owned subsidiary of Vattenfall ("Arrowhead"); and

         6. Each of the persons set forth on the signature pages hereto (each, a "Participating Bondholder"),

         (together, the "Parties" and each, a "Party")

WHEREAS:

(A) The Parties desire to reorganize the capital structure of Song NV and Song AB on the terms set forth in this Agreement through (i) an exchange of the Bonds to be implemented through the Dutch Proceedings together with a pre-arranged Akkoord, (ii) an investment in Song AB by the Equity Investors, (iii) the acquisition of Arrowhead by Song AB, (iv) the completion of the Rights Offering, and (v) the issuance of the Convertible Notes, each upon the terms and subject to the conditions of this Agreement (the "Restructuring");

(B) The Parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement;

(C) The board of directors of each of Song AB, Song NV, Vattenfall, Stena and Arrowhead have approved the transactions contemplated in this Agreement and have authorized the execution and delivery of this Agreement;

(D) The Participating Bondholders have approved of the transactions contemplated in this Agreement and have authorized the execution and delivery of this Agreement and have agreed to support, including through the voting and exchange of all of their Bonds, the completion of the implementation of the Restructuring, on the terms and subject to the conditions of this Agreement; and

(E) Capitalized terms used in this Agreement and not elsewhere defined shall have the respective meanings set forth in Schedule 1 hereto.

         NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, each of the undersigned Parties agrees as follows:

                                   ARTICLE 1

                               THE BOND EXCHANGE

         Section 1.1   The Bond Exchange.

         (a) Pursuant to resolutions in the form set forth in Annex E-1 hereto to be proposed for approval at the Song EGM, and subject to the final sanction of the Akkoord by the Dutch Court in the Dutch Proceedings such that no further appeal is possible ("Final Sanction"), and in accordance with the terms and conditions of this Agreement, the Bondholders will receive from Song AB, in consideration for the transfer to Song AB of their Bonds, including all accrued and unpaid interest thereon, all claims thereunder and all claims and rights relating howsoever thereto (the "Bond Exchange"):

              (i) for each USD 1,000 principal amount of USD 150,000,000 13.0% Senior Notes due 2009, (x) 6,649.89 Ordinary Shares and (y) 720.02 Preference Shares;

              (ii) for each EUR 1,000 principal amount of EUR 100,000,000 13.0% Senior Notes due 2009, (x) 6,530.66 Ordinary Shares and (y)
     707.11 Preference Shares;

              (iii) for each EUR 1,000 principal amount of EUR 150,000,000 11 7/8% Senior Notes due 2009, (x) 6,476.81 Ordinary Shares and (y) 701.28 Preference Shares; and

              (iv) for each EUR 1,000 principal amount of EUR 175,000,000 123/8% Senior Notes due 2008, (x) 6,746.30 Ordinary Shares and (y) 730.46 Preference Shares;

such that, assuming full participation by Bondholders in the Bond Exchange (without accounting for the Preference Shares, the Equity Investment, the Rights Offering, the Convertible Notes and the Arrowhead Acquisition), the Bondholders would hold 95% of the total outstanding share capital of Song AB. The Ordinary Shares and Preference Shares to be issued in the Bond Exchange shall be referred to herein as the "Exchange Shares".

In the event that the aggregate number of Exchange Shares to be issued to a Bondholder includes a fractional amount of an Ordinary Share or Preference Share, this will be rounded to the nearest whole Ordinary Share or Preference Share, with any allocation of 0.50 being rounded upwards.

         (b) The consideration offered in the Akkoord shall be in full satisfaction of any and all claims of Participating Bondholders toward Song AB, Song NV and their respective current officers and directors relating to or arising from the ownership of Bonds.

         Section 1.2   Participating Bondholder Support.

         Subject to the terms and conditions of this Agreement, including, but not limited to, Article 10 hereto, the Participating Bondholders agree to support the transactions contemplated in this Agreement, and to take all actions reasonably necessary to implement the Restructuring including, but not limited to, the voting of their Bonds at the Creditors' Meeting, in connection with the approval of the Akkoord and the subscription for the Exchange Shares.

         Section 1.3   Bond Exchange Documentation and Timetable.

         (a) As soon as practicable following the date hereof, the relevant Parties shall cooperate in the preparation of all required documentation and filings relating to the Dutch Proceedings and the Akkoord and other applicable laws and regulations, including any prospectus required under Dutch, Swedish or other law.

         (b) As soon as practicable following the date of this Agreement, and in no event later than 10 October 2002, Song NV shall commence the Dutch Proceedings and file the Akkoord with the Dutch Court pursuant to the documentation, in the form set forth in Annex C hereto.

         (c) The relevant Parties agree to cooperate and to take all reasonable steps to facilitate the sanction of the Akkoord by the Dutch Court by 20 December 2002.

         (d) Following the Final Sanction, the Participating Bondholders shall subscribe for Exchange Shares no later than the last date of the first subscription period for such shares authorized by the relevant Resolution.

         (e) Bondholders shall be entitled to subscribe for Exchange Shares pursuant to the Resolutions relating to the Bond Exchange during each of the subscription periods provided for under such Resolutions.

         (f) Without prejudice to the terms and the force and effect of the Akkoord, immediately following the last date of each subscription period authorized by the relevant Resolution, Song AB shall (x) take such measures as are required by Swedish law to apply to the Swedish Patent and Registration Office, for registration as soon as practicable of the issue of Exchange Shares relating to each such subscription period (the date that is the third Business Day following the date the registration of Exchange Shares is completed with respect to the initial subscription period is referred to herein as the "Closing Date"), and (y) take all other measures in connection with the issue of the Exchange Shares that are necessary for the proper implementation of the Bond Exchange, including the delivery of Exchange Shares through VPC AB to Bondholders as soon as reasonably practicable, and in any event no later than 30 days following the registration of the relevant Exchange Shares by the Swedish Patent and Registration Office.

         (g) The Parties acknowledge and accept that (x) in the event that a Bondholder does not receive the Exchange Shares to which it would be entitled pursuant to the Akkoord (it having received Final Sanction) and for which such Bondholder has taken all necessary actions to validly subscribe for and receive, then Song NV and Song AB will have failed to satisfy the Akkoord, and
(y) in such event (i) notwithstanding the provisions of Section 8.9, such Bondholder shall be entitled under the Dutch Bankruptcy Act (Article 280 in conjunction with Articles 165 and 166) to demand the Dutch Court (by filing a petition) that the Akkoord as sanctioned be set aside, and (ii) whilst the Court may, on its own motion, grant an extension of no more than one month to Song NV and Song AB to perform their obligations under the Akkoord, if the Court orders the dissolution of the Akkoord, Song NV shall also be declared bankrupt.

         (h) The Parties further acknowledge and accept that (x) if the Resolutions relating to the issuance of the Exchange Shares become void or (y) if the registration of the issuance of the Exchange Shares with the Swedish Patent and Registration Office is not made (for whatever reason), then all Bonds tendered for subscription shall be returned immediately to the relevant holders pursuant to Swedish law.

         Section 1.4   Liquidation of Song NV.

         As soon as reasonably practicable following the date that the Exchange Shares relating to the final subscription period for the Bond Exchange are registered with the Swedish Patent and Registration Office, and in accordance with relevant Dutch law and the requirements of the Tax Rulings, Song AB (as sole shareholder of Song NV) shall cause Song NV to enter into voluntary liquidation proceedings, pursuant to which all the assets of Song NV, including, without limitation, all inter-company receivables and all shares in its Subsidiaries, shall be distributed in specie to Song AB after all other creditors, if any, of Song NV have been satisfied in full, and the corporate existence of Song NV shall thereafter cease.

                                  ARTICLE 2

                             THE EQUITY INVESTMENT

         Section 2.1   The Equity Investment.

         On the Closing Date and pursuant to resolutions in the form set forth in Annex E-2 hereto to be proposed for approval at the Song EGM, (x) Song AB agrees to issue, and Vattenfall agrees to subscribe for 769,230,769 Ordinary Shares and (y) Song AB agrees to issue, and Stena agrees to subscribe for 384,615,385 Ordinary Shares (collectively, the "Equity Investment"), such that, upon completion of the Bond Exchange and the Equity Investment (assuming full participation in the Bond Exchange but without accounting for the Preference Shares, the Rights Offering, the Convertible Notes and the Arrowhead Acquisition):

              (i) the Equity Investors would hold 25.80% of the total outstanding share capital of Song AB; and

              (ii) the Bondholders would hold 70.49% of the total outstanding share capital of Song AB.

         Section 2.2 Subscription Price.

         The subscription price to be paid in cash by the Equity Investors for the Ordinary Shares to be issued in the Equity Investment is SEK 0.26 per share, for a total of SEK 200,000,000 by Vattenfall and SEK 100,000,000 by Stena (the "Subscription Price"). The Subscription Price shall be paid by the Equity Investors to Song AB on the Closing Date in cash in immediately available funds pursuant to written wire transfer instructions delivered by Song AB to the Equity Investors prior to the Closing Date.

         Section 2.3 Closing and Issuance of Ordinary Shares.

         (a) Vattenfall and Stena agree to execute all necessary documentation and undertake all necessary actions on or prior to the Closing Date to complete the subscription and payment for the Ordinary Shares in the Equity Investment pursuant to this Article 2 on the Closing Date.

         (b) Immediately following the Closing Date, Song AB shall (x) take such measures as are required by Swedish law to apply to the Swedish Patent and Registration Office, for registration of the issue of Ordinary Shares pursuant to the Equity Investment and (y) take all other measures in connection with the issue of such Ordinary Shares that are necessary for the proper implementation of the Equity Investment, including the delivery of Ordinary Shares through VPC AB to the Equity Investors as soon as reasonably practicable.

                                  ARTICLE 3

                              THE RIGHTS OFFERING

         Section 3.1   The Rights Offering.

         Pursuant to a resolution in the form set forth in Annex E-3 hereto to be proposed for approval at the Song EGM, Song AB shall issue rights to the Pre-Restructuring Shareholders to subscribe for up to 373,241,648 Ordinary Shares at a subscription price of SEK 0.26 per share in cash and up to a maximum of SEK 97,042,829 (the "Rights Offering"). Ordinary Shares that have not been subscribed for pursuant to the Rights Offering shall then be issued to any underwriter or guarantee consortium or as otherwise contemplated in Sections 3.2(c) and (d).

         Section 3.2   Rights Offering Procedures.

         (a) The Rights Offering shall be conducted in accordance with the requirements of Swedish law and the laws of the jurisdictions into which the Rights Offering will be extended (which shall not include the United States).

         (b) The relevant Parties shall cooperate in the preparation of the documentation and filings required to effect the Rights Offering, including any prospectus required under Swedish law.

         (c) Song AB shall engage one or more investment banks to underwrite the Rights Offering or to otherwise arrange for a consortium which may include Pre-Restructuring Shareholders, Bondholders and/or other investors to guarantee the subscription of the Ordinary Shares to be issued in the Rights Offering, and Song AB shall enter into customary agreements with such banks, provided that the terms of such arrangements (including related fees and other costs) are approved by each of the Parties (such approval not to be unreasonably withheld or delayed), which approval, in the case of the Participating Bondholders, shall be granted by Bondholder Approval.

         (d) In the event Song AB cannot enter into relevant underwriting or guarantee consortium arrangements as contemplated in Section 3.2(c), the Parties agree to cooperate in good faith to develop a mutually satisfactory mechanism to achieve full subscription of the Ordinary Shares to be issued in the Rights Offering.

         Section 3.3   Ownership upon Completion of Rights Offering.

         Upon completion of the Rights Offering, and assuming full subscription of the Rights Offering and full participation in the Bond Exchange and the Equity Investment (but not accounting for the Preference Shares, the Convertible Notes, and the Arrowhead Acquisition), the total outstanding share capital of Song AB shall be allocated as set forth in Annex J hereto.

                                  ARTICLE 4

                        THE CONVERTIBLE NOTES ISSUANCE

         Section 4.1   The Convertible Notes Issuance.

         (a) Pursuant to a resolution in the form set forth in Annex E-4A hereto to be proposed for approval at the Song EGM, Song AB shall issue rights to Pre-Restructuring Shareholders to subscribe, on a pro rata basis, for up to SEK 82,942,589 Convertible Notes, at a subscription price in cash of SEK 1,000 per Convertible Note (the "Convertible Notes Offering").

         (b) It is intended that the subscription period for the Convertible Notes Offering shall correspond to the subscription period for the Rights Offering.

         (c) A summary of the terms of the Convertible Notes are set forth in Annex D hereto.

         (d) On the Closing Date, and pursuant to a resolution in the form set forth in Annex E-4B hereto to be proposed for approval at the Song EGM, Song AB agrees to issue and Stena agrees to subscribe for SEK 15,000,000 in Convertible Notes.

         Section 4.2   Convertible Notes Offering Procedures.

         (a) The Convertible Notes Offering shall be conducted in accordance with the requirements of Swedish law and the laws of the jurisdictions into which the issuance of the Convertible Notes will be extended (which shall not include the United States).

         (b) The relevant Parties shall cooperate in the preparation of the documentation and filings required to effect the Convertible Notes Offering, including any prospectus required under Swedish law.

         (c) Song AB shall engage one or more investment banks to underwrite the Convertible Notes Offering or otherwise arrange for a consortium which may include Bondholders and/or other investors, to guarantee full subscription of the Convertible Notes to be issued in the Convertible Notes Offering, and shall enter into customary agreements with such banks, provided that the terms of such arrangements (including related fees and other costs) are approved by the Parties (such approval not to be unreasonably withheld or delayed), which approval, in the case of the Participating Bondholders shall be granted by Bondholder Approval.

         (d) In the event Song AB cannot enter into relevant underwriting or guarantee consortium arrangements as contemplated in Section 4.2(c), the Parties agree to cooperate in good faith to develop a mutually satisfactory mechanism to achieve full subscription of the Convertible Notes.

         Section 4.3   Ownership upon Conversion of the Convertible Notes.

         Upon full subscription and conversion of the Convertible Notes in accordance with their terms, and assuming full participation in the Bond Exchange and full conversion of the Preference Shares, and accounting for the Equity Investment and full subscription of the Ordinary Shares to be issued in the Rights Offering (but not accounting for the Arrowhead Acquisition), the total outstanding share capital of Song AB shall be allocated as set forth in Annex J hereto.

                                  ARTICLE 5

                           THE ARROWHEAD ACQUISITION

         Section 5.1   The Arrowhead Acquisition.

         (a) On 10 January 2003 (the "Effective Date"), Song AB hereby agrees to purchase, and Vattenfall agrees to sell, 100% of the shares of Arrowhead to Song AB in consideration for SEK 100,000,000 in cash, such cash consideration to be paid by Song AB to Vattenfall in immediately available funds pursuant to written wire transfer instructions delivered by Vattenfall to Song AB prior to the Effective Date. The acquisition of Arrowhead by Song AB shall be implemented pursuant to a stock purchase agreement in the form set forth in Annex K hereto (the "Stock Purchase Agreement").

         (b) Pursuant to a resolution in the form set forth in Annex E-5 hereto to be proposed for approval at the Song EGM, Song AB agrees to issue, and Vattenfall agrees to subscribe for 384,615,385 Ordinary Shares for a subscription price of SEK 0.26 per Ordinary Share for a total of SEK 100,000,000. Vattenfall shall complete the subscription for the Ordinary Shares and shall pay the subscription price to Song AB on the Effective Date in cash in immediately available funds pursuant to written wire transfer instructions delivered by Song AB to Vattenfall prior to the Effective Date. The transactions contemplated in Section 5.1(a) and (b) are referred to herein as the "Arrowhead Acquisition").

         (c) Following completion of the Arrowhead Acquisition (assuming (x) full participation in the Bond Exchange, (y) full conversion of the Preference Shares and the Convertible Notes and (z) full subscription of the Ordinary Shares to be issued in the Rights Offering, and accounting for the Equity Investment), the total outstanding share capital of Song AB shall be as set forth in Annex J hereto.

         Section 5.2   Closing and Issuance of Ordinary Shares.

         (a) Vattenfall and Song AB agree to execute all necessary documentation and undertake all necessary actions on or prior to the Effective Date to complete (x) the acquisition of Arrowhead and (y) the issuance of the Ordinary Shares to Vattenfall in the Arrowhead Acquisition pursuant to this
Article 5.

         (b) Immediately following the Effective Date, Song AB shall (x) take such measures as are required by Swedish law to apply to the Swedish Patent and Registration Office, for registration of the issue of Ordinary Shares in the Arrowhead Acquisition and (y) take all other measures in connection with the issue that are necessary for the proper implementation of the Arrowhead Acquisition, including the delivery of Ordinary Shares through VPC AB to Vattenfall as soon as reasonably practicable.

                                  ARTICLE 6

                CORPORATE GOVERNANCE FOLLOWING THE CLOSING DATE

         Section 6.1   Business Plan.

         Song AB shall, to the greatest extent practicable taking into account that the Arrowhead Acquisition shall not have taken place, implement the Business Plan for the period leading up to the Post-Closing EGM.

         Section 6.2   Arrowhead Integration Committee.

         Song AB and Vattenfall agree to form an integration committee with consultative function that will oversee planning in accordance with the Business Plan and applicable law for the integration of the businesses and operations of Arrowhead and Song AB and its Subsidiaries following the Effective Date.

         Section 6.3  Song AB Board of Directors.

         (a) The Parties intend for the board of directors of Song AB following the Post-Closing EGM to consist of at least 6 members, with the initial board of directors following the Post-Closing EGM to be comprised as follows:

         3  members nominated for election by the Participating Bondholders

         1  member nominated for election by Vattenfall

         1  member nominated for election by Stena

         at least 1 member independent from, and mutually acceptable to, the Participating Bondholders and the Equity Investors.

         (b) Consistent with best Swedish market practice, an independent nominating committee, which shall nominate directors for election to the board of directors of Song AB that are representative of the post-Restructuring shareholders of Song AB, is intended to be formed pursuant to a resolution to be proposed for approval at the first annual general meeting of Song AB following the Closing Date.

         (c) The Parties agree to use their reasonable best efforts, including, in the case of the Participating Bondholders and the Equity Investors, to the extent they continue to hold Ordinary Shares, through the voting of shares in Song AB, to facilitate the implementation of this
Section 6.3.

         Section 6.4   Incentive Program.

         The relevant Parties intend to develop an incentive compensation program (the "Incentive Program") for designated senior management of the Song Group in cooperation with the board of directors of Song AB. The Parties intend for the Incentive Program (x) to be linked to performance and (y) to amount to no greater than 5 % of the total outstanding share capital of Song AB (on a fully diluted basis, assuming full take up of the Incentive Plan and based on the post-Restructuring capital structure set forth in Annex J). For the avoidance of doubt, the percentage shareholding amounts set forth in Articles 1 through 5 herein do not take account of any Ordinary Shares that may be issued pursuant to the Incentive Program.

                                  ARTICLE 7

      CONDUCT OF BUSINESS PENDING THE CLOSING DATE AND THE EFFECTIVE DATE

         From the date of this Agreement until the Closing Date, except as expressly contemplated in this Agreement or as required by law:

         (a) Song AB shall, and Song AB shall cause its Subsidiaries to, conduct its business in the ordinary course and substantially in accordance with the Business Plan, and shall use all reasonable efforts to preserve intact its material business organizations and relationships with third parties (including but not limited to its respective relationships with customers, suppliers, key employees and business partners).

         (b) without limiting the generality of paragraph (a), without the prior written consent of the other Parties (which consent will not be unreasonably withheld or delayed), Song AB shall not, and Song AB shall cause its Subsidiaries not to:

                  (i) adopt or propose any amendment to its Articles of Association or other similar corporate organizational documents, except as may be required in order to consummate the transactions contemplated by this Agreement;

                  (ii) (x) declare, set aside or pay any dividend or other distribution with respect to any of its shares or with respect to the Bonds, (y) split, combine or reclassify any of its shares, or (z) issue any shares or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares, except for the issuance of shares upon the exercise of the Stock Options, provided that such issuances shall be made in accordance with the terms of the Stock Options;

                  (iii) repurchase, redeem or otherwise acquire or dispose of or transfer any debt securities (including any of the Bonds), shares or other equity or equity equivalent securities or other ownership interests in Song AB or any Subsidiary other than pursuant to Stock Options;

                  (iv) issue, deliver, sell, pledge or otherwise encumber or subject to any Encumbrance, any of its shares, any of its other voting securities or any of its securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than pursuant to the Stock Options;

                  (v) merge or consolidate with any other person;

                  (vi) acquire a material amount of assets or property of any other person or dispose of any material assets or property;

                  (vii) make a material investment in any other person or otherwise engage in any similar or other extraordinary business transaction;

                  (viii) incur any indebtedness, issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for the obligations of any person (other than its Subsidiaries);

                  (ix) file for or initiate any voluntary insolvency, bankruptcy or similar proceeding, or consent to or fail to contest any such proceeding commenced by a third party, other than as contemplated in this Agreement;

                  (x) take any action that would knowingly cause any of the representations and warranties set forth in this Agreement to be untrue or incorrect in any material respect; or

                  (xi) authorize, agree or commit to do any of the foregoing.

                                  ARTICLE 8

                             ADDITIONAL AGREEMENTS

         Section 8.1   Song EGM.

         (a) As soon as practicable following the date of this Agreement, Song AB shall convene a meeting of its shareholders (the "Song EGM"), to be held prior to the sanction of the Akkoord by the Dutch Court, at which Song AB shall propose for approval at the Song EGM the resolutions (including any appendices) attached hereto as Annex E (together, the "Resolutions"), facilitating the completion of the transactions contemplated in this Agreement, including, inter alia, the following:

                  (i) to resolve on amendments to the Articles of Association of Song AB; and

                  (ii) to resolve on the Reverse Stock Split; and

                  (iii) to approve, conditional on the Final Sanction, the issuances necessary to complete each of (A) the issuance of Ordinary Shares and Preference Shares in the Bond Exchange, (B) the issuance of Ordinary Shares in the Equity Investment, (C) the issuance of Ordinary Shares in the Rights Offering, (D) the issuance of the Convertible Notes in the Convertible Notes Offering; (E) the issuance of Convertible Notes to Stena and (F) the issuance of Ordinary Shares in the Arrowhead Acquisition.

         The adoption of all of the Resolutions is referred to herein as the "Song Shareholder Approval." For the avoidance of doubt, (x) in the event of any conflict between the text of the Resolutions and this Agreement, the Resolutions shall prevail and (y) in the event of any conflict between the Swedish version of the Resolutions and the English translations, the Swedish version shall prevail.

         (b) Song AB agrees, through its board of directors, to recommend to its shareholders the adoption of the Resolutions.

         Section 8.2   Post-Closing EGM.

         (a) As soon as practicable following the Closing Date, but allowing for the Equity Investment and the issuance of Exchange Shares as contemplated in Section 1.1(d) to be completed, such that the relevant Parties may participate in such meeting, Song AB shall hold a meeting of its shareholders (the "Post-Closing EGM"), at which Song AB shall propose for approval resolutions to elect as directors of Song AB the persons nominated pursuant to
Section 6.3.

         (b) Song AB agrees, through its board of directors, to recommend to its shareholders the approval and adoption of the resolutions contemplated in
Section 8.2(a).

         Section 8.3   Preparation of Required Documentation.

         (a) As soon as practicable following the date of this Agreement, Song AB shall prepare, and the other Parties hereto (as applicable) shall provide reasonable cooperation in the preparation of, all appropriate documentation and filings (and any necessary amendments or supplements to such documentation and filings, as the case may be) in order to effect the transactions contemplated by this Agreement, including (but not limited to):

                  (i) the documentation required in connection with the Dutch Proceedings and the Akkoord;

                 (ii) the documentation and materials required for the Song EGM;

                 (iii) the prospectus and other documentation required for the Bond Exchange, the Rights Offering and the issuances of the Convertible Notes;

                 (iv) the Stockholm Exchange listing applications contemplated in Section 8.8 herein; and

                 (v) any other documentation, materials or filings required in order to effect the transactions contemplated in this Agreement,

                  (together, the "Restructuring Documents").

         (b) No distribution or filing of, or amendment or supplement to, the Restructuring Documents shall be made by any Party without providing the other Parties the reasonable opportunity to review and comment thereon.

         (c) Without limiting the foregoing paragraph, neither Song AB nor Song NV shall execute, finalize, file or distribute to the public any Restructuring Document or commence the Dutch Proceedings, (i) unless and until the applicable Restructuring Documents are in all material respects consistent with and in accordance with this Agreement and (ii) if the applicable Restructuring Documents include terms that are different from those contemplated by this Agreement or omit terms that are included in this Agreement, in a manner that is materially adverse to Bondholders or to the Equity Investors.

         (d) If at any time prior to the completion of any transaction contemplated in this Agreement for which particular documentation or filings are prepared, any information relating to any Party is discovered by that Party which should be set forth in an amendment or supplement to any such documentation or filings, so that any of such documentation or filings would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly distributed or filed, as the case may be.

         Section 8.4   Tax Matters.

         As promptly as practicable following the date hereof, the Parties (as applicable) shall cooperate in the preparation and filing, if and to the extent necessary, of a request for any required tax rulings in connection with the transactions contemplated in this Agreement, including any requests necessary for the tax-free cancellation of Bonds held by Song AB and Song NV pursuant to the Akkoord, that may be required to supplement the existing tax rulings attached as Annex H hereto (collectively, the "Tax Rulings").

         Section 8.5   Reverse Stock Split.

         The Parties acknowledge that the share amounts, nominal values and conversion rates set forth in this Agreement relating to the total outstanding share capital of Song AB do not take into account the Reverse Stock Split, and that such share amounts, nominal values and conversion rates will be adjusted to reflect the effectiveness of the Reverse Stock Split. If the Resolution relating to the Reverse Stock Split is not approved at the Song EGM, the concerned Parties intend to implement at the Post-Closing EGM a reverse stock split on substantially the same terms as the Reverse Stock Split.

         Section 8.6   Access to Information.

         (a) Subject to applicable law and stock exchange regulations, each of Song AB and Arrowhead shall, and Song AB shall cause its Subsidiaries to, grant the other Parties and the officers, employees, accountants, counsel, financial advisors and other representatives of such other Parties, reasonable access to information and appropriate personnel as the other Parties may reasonably request for the purpose of completing the transactions contemplated by this Agreement, subject to there being in place adequate confidentiality agreements between the relevant Parties.

         (b) No review pursuant to this Section 8.6 shall affect any representation or warranty given by any of the other Parties hereto.

         Section 8.7   Confidentiality.

         (a) Nothing in this Agreement shall affect the continued validity of existing confidentiality agreements between any of the Parties.

         (b) Subject to applicable law and stock exchange regulations, the Parties may not disclose the identity of any Participating Bondholder or the amount of Bonds held by a Participating Bondholder without the prior written consent of such Participating Bondholder, provided, however, that the foregoing shall not prohibit Song AB or Song NV from disclosing the approximate aggregate amount of Bonds held by the Participating Bondholders or the holders of Bonds as a group.

         Section 8.8   Stock Exchange Listings.

         (a) Song AB confirms that the Ordinary Shares are listed on the Stockholm Exchange.

         (b) Song AB shall use its reasonable best efforts to arrange for a daily price quotation to exist for any interim or temporary shares representing Exchange Shares prior to their issuance to Bondholders.

         (c) Song AB shall use its reasonable best efforts to cause (x) the Preference Shares and (y) the Convertible Notes to be approved for listing on the Stockholm Exchange prior to the dates on which any Preference Shares and Convertible Notes are issued, provided, however, that Song AB shall have the option, as an alternative and upon Bondholder Approval, to arrange for an alternate market and daily price quotation to exist for the Preference Shares and the Convertible Notes.

         (d) The relevant Parties shall cooperate in the preparation and filing of any relevant listing applications or in connection with establishing any alternate market and/or daily price quotation as contemplated in this
Section 8.8.

         Section 8.9   Participating Bondholder Support, Forbearance.

         (a) Subject to the terms and conditions of this Agreement, the Participating Bondholders agree, with respect to all of their Locked-Up Bonds and any additional Bonds which they may hold at the relevant times, (w) to exchange all such Bonds for Ordinary Shares and Preference Shares pursuant to the Bond Exchange (x), to consent to any necessary waivers, (y) to exercise all voting rights which they are entitled to exercise in relation to such Bonds in favor of the Akkoord, and (z) to approve any other document or take any other action, that may be reasonably necessary to implement the consummation of the transactions contemplated in this Agreement.

         (b) Subject to the terms and conditions of this Agreement, each of the Participating Bondholders shall not:

                  (i) file a notice of default or sale or take any other action to collect any amounts due under, or to exercise any enforcement action with respect to, their Bonds, including, without limitation, instructing the Trustee on how to proceed in the exercise of any and all remedies; or

                  (ii) directly or indirectly, sell, assign, transfer, hypothecate or otherwise dispose of:

                      (1) any Locked-Up Bonds, except in accordance with the
            Bond Exchange, unless the person to which the Locked-Up Bonds are sold, transferred, hypothecated or otherwise disposed of (x) is also a Participating Bondholder (in which case the Bonds so acquired by such Participating Bondholder shall become part of its Locked-Up Bonds), or (y) (A) delivers to each of the Parties hereto a signed counterpart of this Agreement agreeing to be bound by this Agreement and (B) is a Qualified Investor; or

                      (2) any claim arising from, based on or related to the
            Locked-Up Bonds.

         (c) Notwithstanding the provisions of Section 8.9(b)(ii), this Agreement shall in no way be construed to preclude any Participating Bondholder from buying and selling Bonds that are not Locked-Up Bonds, or to limit the ability of any Participating Bondholder from buying or selling Bonds that are not Locked-Up Bonds in its capacity as a trader or market maker, or from undertaking other ordinary course trading activities.

         Section 8.10   Cooperation; Reasonable Best Efforts.

         (a) Each of the Parties (as applicable) agrees to use reasonable best efforts to keep the other Parties informed (which, in the case of the Participating Bondholders, shall be done by notifying Bondholders' Counsel) regarding all developments in relation to the Restructuring, and to take all actions, and to assist and cooperate in doing all things necessary to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, subject to the terms and conditions of this Agreement:

                  (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities, and shall keep the other Parties apprised of any communications with and inquiries or requests for information, undertakings or agreements made by or to any relevant Governmental Entities, and shall give each other sufficient notice and opportunity to participate in all telephone conferences, meetings and other conversations with officials at all relevant Governmental Entities;

                  (ii) the obtaining of all necessary consents, approvals or waivers from third parties;

                  (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and

                  (iv) the execution and delivery of such other instruments as may be necessary to consummate the transactions contemplated by this Agreement.

         (b) Subject to the terms and conditions of this Agreement, the Parties shall not take any action, including, but not limited to, the initiation of any legal proceedings or bankruptcy or insolvency-type proceedings, that is inconsistent with, or that would delay consummation of, the transactions contemplated in this Agreement.

                                  ARTICLE 9

                             CONDITIONS PRECEDENT

         The obligation of each Party to proceed with the transactions contemplated in this Agreement is subject to satisfaction, on or prior to the Closing Date, of the following conditions:

         (a)      Final Sanction;

         (b) other than the Resolution relating to the Reverse Stock Split, the Song Shareholder Approval shall have been obtained and the Resolutions shall remain valid;

         (c) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, enforced or issued by any Governmental Entity of competent jurisdiction, or any other legal restraint or prohibition, shall be in effect preventing the consummation of any of the transactions contemplated in this Agreement, other than the Reverse Stock Split (collectively, "Restraints"); and

         (d) the Tax Rulings shall have been obtained from the relevant Governmental Entities.

                                  ARTICLE 10

                                  TERMINATION

         Section 10.1   Termination.

         This Agreement may be terminated:

         (a) at any time prior to the Initial Sanction, by mutual written consent of the Parties;

         (b) with automatic effect, without any action on the part of any Party hereto, following the occurrence of any of the following:

                  (i) the Song Shareholder Approval shall have been defeated at the Song EGM or at any adjournment or postponement thereof;

                  (ii) the Akkoord is not sanctioned by the Dutch Court and the Dutch Court's failure to sanction the Akkoord is final and non-appealable; or

                  (iii) any Restraint having the effect set forth in Section 9.1(c) shall be in effect and shall have become final and non-appealable.

         (c) at any time prior to the Initial Sanction, with written notice to all Parties, by Song AB or Song NV, if:

                  (i) any other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform is incapable of being cured by the relevant Party or is not cured within 10 days after receipt of written notice from another Party requiring the same;

                  (ii) the number of Participating Bondholders represents less than 50 % of the total principal amount of the Bonds; or

                  (iii) if either member of the Equity Investors withdraws from this Agreement pursuant to Section 10.2.

         Section 10.2   Withdrawal of Equity Investors

         Either member of the Equity Investors may withdraw from this Agreement at any time prior to the Initial Sanction, with written notice to all Parties, with no further obligations to or on the part of such Party, and without any effect on the obligations of the other continuing Equity Investors member to perform under the terms of this Agreement, if:

                  (a) any other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform is incapable of being cured by the relevant Party or is not cured within 10 days after receipt of written notice from another Party requiring the same;

                  (b) the number of Participating Bondholders represents less than 50 % of the total principal amount of the Bonds;

                  (c) if either member of the Equity Investors withdraws from this Agreement pursuant to Section 10.2; or

                  (d) if either Song AB or Song NV makes a public announcement to the effect that it does not intend to proceed with the Restructuring.

         Section 10.3   Withdrawal of Participating Bondholders.

          Any Participating Bondholder may withdraw from this Agreement at any time prior to the Initial Sanction, with written notice to all Parties, with no further obligations to or on the part of such Participating Bondholder, and without any effect on the obligations of the other continuing Participating Bondholders to perform under the terms of this Agreement, if:

                  (a) any other Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement (including, for the avoidance of doubt, any breach by Song AB of its obligations under Section 11.7), which breach or failure to perform is incapable of being cured by the relevant Party or is not cured within 10 days after receipt of written notice from another Party requiring the same;

                  (b) the number of Participating Bondholders represents less than 50 % of the total principal amount of the Bonds;

                  (c) if either member of the Equity Investors withdraws from this Agreement pursuant to Section 10.2;

                  (d) if either Song AB or Song NV makes a public announcement to the effect that it does not intend to proceed with the Restructuring; or

                  (e) if Final Sanction shall not have been obtained by 20 December 2002.

         Section 10.4   Effect of Termination.

         (a) In the event of termination of this Agreement as provided in this
Article 10, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party hereto.

         (b) The provisions of this Section 10.4, Article 11 (except for Sections 11.3 and 11.4) and Section 8.7 shall survive termination of this Agreement.

         (c) Upon (x) the sale by a Participating Bondholder of all of its Locked-Up Bonds or (y) a withdrawal by a Participating Bondholder pursuant to
Section 10.3, such Participating Bondholder shall immediately cease to be a Participating Bondholder for the purposes hereof (including, without limitation, for the purposes of providing any consent or approval hereunder).

         Section 10.5   Notice of Termination.

         Each Party shall immediately notify the other Parties in writing upon learning of any event or circumstance that either gives rise or could potentially give rise to any right of termination or withdrawal under this
Article 10.

                                  ARTICLE 11

                                 MISCELLANEOUS

         Section 11.1   Reservation of Rights Reservation of Rights

         If the transactions contemplated herein are not consummated, or if this Agreement is terminated for any reason, the Parties hereto fully reserve any and all of their respective rights. To the fullest extent permitted by applicable law and applicable rules of evidence, the Parties agree that this Agreement and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than a proceeding to enforce the terms of this Agreement.

         Section 11.2  Several Liability

         The agreements, representations and obligations of each of the Participating Bondholders and each member of the Equity Investors under this Agreement are, in all respects, several and not joint.

         Section 11.3  Announcements

         The initial announcement regarding this Agreement is attached as Annex I hereto and shall be issued as a joint press release by the Parties (through Song AB) immediately following signature of this Agreement. The Parties shall not issue any press release or make any public announcement to the news media or financial markets regarding the negotiation and execution of this Agreement, unless the terms of such press release or public announcement have the prior approval of the other Parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that such approval shall not be required if such press release or public announcement is required by applicable law or stock exchange rule, in which case, if reasonably practicable, prior to making such press release or public announcement, such Party shall consult with and consider in good faith the views of the other Parties in connection therewith. Section 11.4 Intercompany Debt

         Until the appointment of a new board of directors at the Post-Closing EGM, Song AB and Song NV shall, in respect of intercompany debt owed by their Subsidiaries, existing or future, maintain such financing in the form of debt and not equity, and shall not forgive, cancel, waive or otherwise extinguish any such debt except (x) in order to comply with solvency laws and regulations applicable to such Subsidiaries and (y) following the Final Sanction, to the extent necessary to achieve a tax efficient Restructuring.

         Section 11.5   Entire Agreement.

         Except as set forth in Section 8.7(a), each of the Parties confirms that this Agreement represents the entire understanding and constitutes the whole agreement between the Parties in relation to its subject matter and supersedes all prior agreements, covenants, arrangements, communications, representations or warranties, whether oral or written, between the parties with regard to the subject matter of this Agreement.

         Section 11.6   Amendments and Waivers.

         This Agreement may only be amended by an instrument in writing duly executed by the Parties; provided, however, that any additional Bondholders may become Parties to this Agreement by executing a counterpart of this Agreement. No change, termination, modification or waiver of any provision, term or condition of this Agreement shall be binding on the Parties, unless made in writing.

         Section 11.7   Costs.

         (a) Except as otherwise contemplated in this Agreement, each Party shall pay its own costs and expenses in connection with the preparation for and completion of the transactions contemplated by this Agreement, including but not limited to all fees and expenses of its own representatives, agents, brokers, legal and financial advisers and authorities.

         (b) Prior to the commencement of the Dutch Proceedings, Song NV or Song AB shall pay in full the outstanding bills and the costs of the Participating Bondholders' financial and legal advisers incurred up to (and including) the date of this Agreement in accordance with the terms of their respective engagement letters with Song NV or Song AB, as the case may be.

         (c) Prior to the commencement of the Dutch proceedings, Song NV shall transfer to the client accounts of: (i) Bingham McCutchen LLP, EUR 200,000 as a fee reserve in respect of general legal advice for the Participating Bondholders, (ii) Van Doorne, EUR 100,000 as a fee reserve in respect of Dutch legal advice for the Participating Bondholders, and (iii) Wistrand, SEK 1,000,000 as a fee reserve in respect of Scandinavian legal advice for the Participating Bondholders, in each case in accordance with the terms of the letters from Bingham McCutchen LLP, Van Doorne and Wistrand to Song NV dated the date of this Agreement. The Participating Bondholders shall instruct their legal counsel to repay to Song NV (or, if it ceases to exist, Song AB) any amounts remaining from such fee reserves (including any and all interest accrued thereon) within 10 (ten) Business Days from the earlier of (x) the completion of the Restructuring and (y) the date of termination of this Agreement (after payment of all outstanding fees, costs and disbursements of the respective counsel from the applicable fee reserves through and including such date).

         (d) Song NV (or, if it ceases to exist, Song AB) shall pay the reasonable costs and out-of-pocket expenses (except for legal fees, which shall be governed solely by Section 11.7(c) above) incurred by the Participating Bondholders in connection with the performance of their obligations under this Agreement through the Closing Date.

         Section 11.8   No Survival of Representations and Warranties.

         (a) Each of the Parties makes the representations and warranties set forth in Annex G hereto.

         (b) None of the representations and warranties in this Agreement or in any instrument or document delivered pursuant to this Agreement shall survive the Closing Date, except for the representations of Vattenfall contained in the Stock Purchase Agreement, which shall be governed by the terms of such agreement, and, except as set forth in the Stock Purchase Agreement, none of the Parties shall thereafter have any liabilities or further claim against each other in relation thereto as regards such representations and warranties.

         (c) This Section 11.8 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Closing Date;

         (d) The Parties agree that (x) in the case of all Parties other than Vattenfall, the only remedy for a material breach by such Party of its representations and warranties shall be rights of termination or withdrawal as contemplated in Article 10, and (y) in the case of any material breach of its representations and warranties by Vattenfall in the Stock Purchase Agreement, as set forth in such agreement.

         Section 11.9   Third Party Beneficiaries.

         Unless expressly stated herein, this Agreement shall be solely for the benefit of the parties hereto and no other person or entity. For the avoidance of doubt, the agreements of each Participating Bondholder, Vattenfall and Stena relating to its subscription of Ordinary Shares, Preference Shares and Convertible Notes in Articles 1 - 5 of this Agreement are made for the benefit of all Parties to this Agreement and may, if and to the fullest extent permitted by applicable law, be enforced by any of such Parties.

         Section 11.10   Notices.

         All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a party when:

                  (a) sent by facsimile, on the day of dispatch thereof, provided that the transmission is confirmed in writing by the sender's telecopy;

                  (b) delivered by hand, on the day of delivery.

         All such notices and communications shall be addressed as set out below or to such other addresses as may be given by written notice in accordance with this Section 11.10.


If to Song or Song N.V. :              Song Networks Holding AB
                                       Attention: Tomas Franzen
                                       Svardvagen 19, PO. Box 501
                                       SE-182 15 Danderyd
                                       Sweden
                                       Fax number: +46 8 5631 01 01

With a copy to:                        Skadden, Arps, Slate, Meagher & Flom LLP
                                       Attention: Hunter Baker
                                       One Canada Square
                                       Canary Wharf
                                       London E14 5DS
                                       England
                                       Fax number: +44 20 7519 7070



If to Vattenfall or Arrowhead AB:      Vattenfall AB
                                       Att. Mats Fagerlund
                                       Birger Jarlsgatan 33
                                       SE 162 87 Stockholm
                                       Sweden
                                       Fax number: +46 8 739 51 55

With a copy to:                        Advokatfirman Glimstedt
                                       Att. Jan Litborn
                                       Hovslagargatan 5
                                       PO Box 16108
                                       SE 103 22 Stockholm
                                       Sweden
                                       Fax number: +46 8 566 11 949

If to Stena                            Stena Adactum AB
                                       Attention: Martin Svalstedt/Henrik Munthe
                                       Kungsportsavenyn 2
                                       PO Box 3116
                                       SE-400 10 Goteborg
                                       Sweden
                                       Fax number: +46 31 774 35 75

With a copy to:                        Linklaters Advokatbyra AB
                                       Attention: Krister Hansen
                                       Strandvagen 7A
                                       PO Box 5402
                                       SE-114 84 Stockholm
                                       Sweden
                                       Fax number: +46 8 667 68 83

If to any of the                       c/o Bingham McCutchen LLP
Participating Bondholders:             Attention: James Roome/James Terry
                                       8-10 Mansion House Place
                                       London EC4N 8LB
                                       England
                                       Fax number: +44 207 661 5400


         Section 11.11   Assignments.

         This Agreement shall be binding upon and inure to the benefit of the successors of the Parties but shall not be assignable by any of the Parties without the prior written consent of the other Parties.

         Section 11.12   Interpretation.

         (a) The headings in this Agreement are for convenience only and shall not affect the interpretation of any provision of this Agreement.

         (b) When a reference is made in this Agreement to an Article, Section or Annex, such reference shall be to an Article or Section of, or an Annex to, this Agreement unless otherwise indicated.

         (c) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

         (e) The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

         (f) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

         (g) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

         (h) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

         (i) References to a person are also to its permitted successors and assigns.

         (j) Reference to a "holder" when used in connection with a Participating Bondholder or Bondholder are references to such Participating Bondholder or Bondholder in its capacity as either the beneficial owner of, or investment manager for or adviser to certain discretionary accounts that own, Bonds, and the term "held by" when used in connection with a Participating Bondholder or Bondholder shall be construed accordingly.

         (k) References to the "consummation" of a transaction contemplated in this Agreement (including the Restructuring) shall mean that such transaction has been fully accomplished in accordance with the terms and conditions of this Agreement, including, without limitation, that all the conditions to such transaction set out in this Agreement have been satisfied.

         Section 11.13   Severability.

         Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Upon such determination that any term or other provision is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         Section 11.14   Governing Law and Disputes.

         (a) This Agreement shall be governed by, and construed in accordance with, the laws of The Kingdom of Sweden, without regard for any principles of conflicts of laws thereof.

         (b) Any dispute, controversy or claim arising out of or in connection with the Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Swedish Act on Arbitration (Sw: lagen om skiljeforfarande).

         (c) The arbitral tribunal shall be composed of three arbitrators, all of which shall appointed by the Stockholm Chamber of Commerce.

         (d) In the event that a request for arbitration between any of the Parties has been filed, the requesting Party shall notify all other Parties of the request for arbitration. Notifications to Bondholders shall be deemed provided if given to the Bondholders' Counsel.

         (e) If an arbitral proceeding between two or more Parties to the Agreement have been initiated, another Party to the Agreement who wishes to initiate an arbitral proceeding against any Party, shall submit its request for arbitration to the arbitral tribunal. The arbitral tribunal shall, after having consulted the Parties in the ongoing arbitration proceeding and the Parties to the new arbitration proceeding, decide whether or not disputes shall be tried in the same proceeding and by the same arbitral tribunal. The arbitral tribunal's decision shall be based on the rules on consolidation in Chapter 14 of the Swedish Civil Procedural Code (Sw 14 kap. rattegangsbalken).

         (f) If the arbitral tribunal considers the new request to be submitted at such a late stage of the proceedings that a consolidation would delay the proceedings unacceptably, the arbitral tribunal shall decide that the disputes shall be tried separately.

         (g) If two or more proceedings have been consolidated, the arbitral tribunal may subsequently, after having given due opportunity to the Parties in the proceedings to express their views on the matter, decide that a particular dispute or particular disputes referred to it shall be tried separately.

         (h) The arbitral tribunal may dispose of the disputes referred to it by rendering one or several awards. This shall not limit the power of the arbitral tribunal to render separate awards for separate issues or parts of the matters in dispute.

         (i) The place of arbitration shall be Stockholm.

         (j) The language to be used in the proceedings shall be English.

         (k) All meetings and hearings shall be in private unless the Parties agree otherwise. The Parties may not disclose or communicate to any person information concerning the arbitration or the award or information disclosed during the proceedings, other than as required to enforce its rights under the award or prescribed by relevant Stock Exchange regulation. This information is to be treated as strictly confidential by the Parties.

         Section 11.15   Enforcement of Agreement.

         The Parties agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or any default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including, without limitation, specific performance, without bond or other security being required.

         Section 11.16   Counterparts; Effectiveness.

         This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

                          [Signature Pages to Follow]

         IN WITNESS HEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

SONG AB                            .        SONG NV

By:     /s/ Lars Gronberg                   By:       /s/ Tomas Franzen
        -----------------                            -----------------
Name:   Lars Gronberg                        Name:   Tomas Franzen
Title:  Chairman of the Board                Title:  Board Member


By:       /s/ Viesturs Vucins
        -----------------
Name:    Viesturs Vucins
Title:   Board Member



VATTENFALL AB                               STENA ADACTUM AB

By:      /s/ Lennart Asander                By:  /s/ Martin Svalstedt
        --------------------                     ---------------------
Name:   Lennart Asander                      Name:   Martin Svalstedt
Title:  Vice President                       Title:  Managing Director



ARROWHEAD AB

By:      /s/ Lennart Asander
        --------------------
Name:   Lennart Asander
Title:  Chairman of the Board


By:      /s/ Fredrik Brendel
        --------------------
Name:    Fredrik Brandel
Title:   Board Member, CFO

                           PARTICIPATING BONDHOLDERS



ABERDEEN ASSET MANAGERS LIMITED, as agent for and on behalf of discretionary managed clients

By:  /s/ Colin Alexander Bell Crosby
     ------------------------------------
Name:  Colin Alexander Bell Crosby
Title: Director

Real Estate Opportunities Limited
Jove Investment Trust PLC
The Technology and Income Trust
Aberdeen High Yield Bond Unit Trust
Aberdeen International High Yield Bond Fund
Blevin Franks
The American Monthly Income Trust Limited
Murray Emerging Growth & Income Trust PLC


ARES Leveraged Investment Fund, L.P.

By:   ARES Management, L.P.
Its:  General Partner

By:  /s/ Jeff Moore
     ------------------------------------
Name:  Jeff Moore
Title: Vice President

ARES Leveraged Investment Fund II, L.P.

By:  ARES Management II, L.P.
Its:  General Partner

By:  /s/ Jeff Moore
     ------------------------------------
Name:  Jeff Moore
Title: Vice President



ARGON INVESTMENTS LIMITED

By:  /s/ JM Rouget
     ------------------------------------
Name:  JM Rouget
Title: Director


DUNROSS & CO AB

By:  /s/Sven Nordseldt
     ------------------------------------
Name:  Sven Nordseldt
Title: Managing Director


GADUS INTERNATIONAL LIMITED

By:  /s/ JM Rouget
     ------------------------------------
Name:  JM Rouget
Title: Director


GORAN ENTERPRISES LIMITED

By:  /s/ JM Rouget
     ------------------------------------
Name:  JM Rouget
Title: Director


JPMORGAN CHASE BANK as Agent

By:  /s/ Gertjan Koomen
     ------------------------------------
Name:  Gertjan Koomen
Title: Managing Director


HIGH YIELD VARIABLE ACCOUNT, a separate account of Sun
Life Assurance Company of Canada (U.S.) (HYVA)

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Authorised Representative and not individually


MFS FUNDS, SICAV on behalf of one of
its compartments, MFS Funds-U.S. High Yield Bond Fund (IGF)

By its subinvestment adviser,
Massachusetts Financial Services Company

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually


MFS INSTITUTIONAL TRUST on
behalf of one MFS Institutional High Yield Fund (IHY)*

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually



* A copy of the Declaration of Trust of each of the above (each a "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.


MFS MERIDIAN U.S. HIGH YIELD FUND (MHY)

By its subinvestment adviser,
Massachusetts Financial Services Company

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually


MFS SERIES TRUST III on behalf of
one MFS High Yield Opportunities Fund
(HYO) and MFS High Income Fund (MFH), series of the Trust*

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually
       individually

* A copy of the Declaration of Trust of each of the above (each a "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.


MFS SPECIAL VALUE TRUST (MFV)*

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually

* A copy of the Declaration of Trust of each of the above (each a "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.


MFS/SUN LIFE SERIES TRUST on
behalf of one of its series, High Yield Series (HYS)*

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually

* A copy of the Declaration of Trust of each of the above (each a "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.


MFS VARIABLE INSURANCE TRUST
on behalf of MFS High Income Series (VHI)*

By:  /s/ Michael Roberge
     ------------------------------------
Name:  Michael Roberge
Title: Duly Authorised Representative and not individually

* A copy of the Declaration of Trust of each of the above (each a "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.


MORGAN STANLEY INVESTMENT MANAGEMENT

By:  /s/ Gordon W. Loery
     -----------------------------
Name:  Gordon W. Loery
Title: Executive Director


BENGT ERIKSSON
As authorized representative of Bianda Estates Ltd.

By:  /s/ Bengt Eriksson
     -----------------------------
Name:  Bengt Eriksson
Title: Investor


NIKLAS ERIKSSON
As authorized representative of EIB 18007 Insurance

By:  /s/ Niklas Eriksson
     -----------------------------
Name:  Niklas Eriksson
Title: Managing Director


BENGT ERIKSSON
As authorized representative of Safe Investment Anstalt

By:  /s/ Bengt Eriksson
     -----------------------------
Name:  Bengt Eriksson
Title: Investor


NIKLAS ERIKSSON
As authorized representative of Vasastadan Konsult AB

By:  /s/ Niklas Eriksson
     -----------------------------
Name:  Niklas Eriksson
Title: Managing Director


BENGT ERIKSSON
As authorized representatives of Wellington Commercial Enterprises Ltd.

By:  /s/ Bengt Eriksson
     -----------------------------
Name:  Bengt Eriksson
Title: Investor


POMOR HOLDINGS LIMITED

By:  /s/ JM Rouget
     -----------------------------
Name:  JM Rouget
Title: Director


RMF UMBRELLA SICAV - MI FONDS HIGH YIELD EUROPE

By:  /s/ Herbert Hem                                      /s/ Mark Mink
-------------------------                                 ---------------------
Name:  Herbert Hem                                        Name:  Mark Mink
Title: Director                                           Title: Director


RMF UMBRELLA SICAV -RMF HIGH YIELD OPPORTUNITIES

By:  /s/ Herbert Hem                                      /s/ Mark Mink
-------------------------                                 ---------------------
Name:  Herbert Hem                                        Name:  Mark Mink
Title: Director                                           Title: Director


Executive Investment Bond Number 7742 with Royal Skandia Life
Assurance Ltd (Isle of Man)

By:   /s/ Jorgen Persson
      -----------------------
Name:  Jorgen Persson
Title: Portfolio Manager


SISU CAPITAL LIMITED

By:  /s/ Joy Seppala
      -----------------------
Name:  Joy Seppala
Title: CEO


SWISS LIFE HIGH YIELD STRATEGIES LTD -
SWISS LIFE EUROPEAN FUND

By:  /s/ Adrian Gut                                       /s/ Vincent King
---------------------------                               ---------------------
Name: Adrian Gut                                          Name:  Vincent King
Title: Director                                           Title: Director


ALLIED DUNBAR ASSURANCE PLC
On behalf of Threadneedle
Investments

By:     /s/ Steve Harrison
       -----------------------
Name:  Steve Harrison
Title: Fund Manager